UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14(f)-1 THEREUNDER

 BUDGETHOTELS NETWORK, INC.

(Exact name of registrant as

specified in its corporate charter)

Nevada (State of Incorporation)	000-26909 (Commission File No.)	91-1280046 (IRS Employer Identification No.)

1260 Hornby Street

Vancouver, British Columbia

Canada V6Z 1W2

(Address of principal executive offices)

(604) 669-7827

(Registrant’s telephone number)

BUDGETHOTELS NETWORK, INC.

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE SECURITIES

EXCHANGE ACT OF 1934 AND RULE 14(f)-1 THEREUNDER

INTRODUCTION

This Information Statement is being sent to you in connection with an anticipated change in all members of the Board of Directors of Budgethotels Network, Inc. (the “Company”).  It is being mailed on or before April 11, 2005, to all persons who are holders of record of the Company’s common stock as of March 29, 2005.  The information included in this Information Statement regarding the persons designated to become directors of the Company following the change in control has been furnished to the Company by third parties and the Company assumes no responsibility for its accuracy or completeness.

This Information Statement is being delivered to provide information regarding anticipated changes in the membership of the Board of Directors of the Company in conjunction with completion of a proposed share exchange transaction with Edentify, Inc., a Delaware corporation (“Edentify”), and is provided for information purposes only.

YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY.  HOWEVER, NO ACTION ON YOUR PART IS SOUGHT OR REQUIRED.

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE NOT BEING REQUESTED TO SEND US A PROXY.

Background

As a result of the transaction described in the section titled “Certain Relationships and Related Transactions” below, the Company’s current directors, William McLaws and Robert Chalmers have submitted their resignations effective as of the closing of the transaction with Edentify described therein.  Pursuant to the By-laws of the Company, the Board of Directors of the Company has authorized and approved the election of Terrence DeFranco and Michael Preston to fill the vacancies left by the resignations of Mr. McLaws and Mr. Chalmers effective on closing.  No action on the part of any shareholder is required to approve this action.

MANAGEMENT

The following table sets forth the names and ages of the current officers and directors of the Company.  The Company has not had standing audit, nominating or compensation committees of the Board of Directors or committees performing similar functions. All such applicable functions have been performed by the Board of Directors as a whole.  During the fiscal year ended November 30, 2004, the Board of Directors held no formal meetings but took action by unanimous written consent.

The directors and executive officers currently serving the Company are as follows:

Name	Age	Positions held and tenure
William P. McLaws	64	Director, Chief Executive Officer, Chief Financial Officer
Robert L. Chalmers	55	Secretary and Director

Biographical Information

Mr. William P. McLaws

William McLaws, in the period from 1980 to 1989 founded developed and sold two fast food operations based in Canada; Pastel Food Corporation and Fresh Ideas Food Corporation. From 1989 to present he has been self employed as an early stage investor.

From January 2004 to date Mr. McLaws has been President and director  of Budgethotels Network, Inc.

Mr. Robert L. Chalmers

Robert Chalmers , in the period from 1980 to 1987 was a stockbroker with Canadian based stock brokerage firms.  From 1988 to date Mr. Chalmers has been self employed specializing in developing on-line catalogue shopping businesses

There are no family relationships between any of the current directors or officers of the Company.

Compliance with Section 16(a) of the Exchange Act.

Robert L. Chalmers, who is a director of the Company, failed to file on a timely basis, one report required by Section 16(a) of the Exchange Act during the most recent fiscal year or prior fiscal years.

NOMINEES TO BECOME COMPANY OFFICERS AND DIRECTORS

The following table sets forth the names and ages of each of the persons to be elected as officers and directors of the Company upon closing of the share exchange transaction described herein between the Company and Edentify:

Name	Age	Position
Terence DeFranco	39	Chairman, President & Chief Executive Officer
Michael D. Preston	59	Director

Biographical Information

Terrence DeFranco

Terrence DeFranco has been nominated to become the President, Chief Executive Officer and Chairman of the Board of Directors of the Company.  He is currently the Chairman, Chief Executive Officer and founder of Edentify, Inc.  Prior to the founding of Edentify, Inc., Mr. DeFranco was Chairman and CEO of Titan International Partners, a merchant banking and research firm focused on providing corporate and strategic advisory services and equity and debt financing to small-cap and middle market companies.  His background is primarily in the area of corporate finance, previously serving as head of investment banking for Baird, Patrick & Co., Inc., a 50-year old NYSE Member firm and head of investment banking and founding partner of Burlington Securities Corp., a New York based investment banking and institutional equity trading firm.  Mr. DeFranco began his career on Wall Street in 1991 with PaineWebber, Inc., now UBS PaineWebber. Mr. DeFranco has been an active principal investor, senior manager and advisor to many early-stage companies and has extensive experience in dealing with issues related to the management and operations of small public companies.  Mr. DeFranco is a graduate of the University of North Carolina at Chapel Hill with a BA in Economics, has completed coursework toward the Masters in Business Administration and Economic Crime and Fraud Management at Utica College in New York, home of the Economic Crime Institute, and is an Associate Member of the Association of Certified Fraud Examiners.

Michael D. Preston

Michael D. Preston, M.A., F.C.A. has been nominated to become a Director of the Company.  He is a founding and managing partner of Alberdale & Co., an investment banking firm located in London, with affiliate offices in New York, Spain, Switzerland, Israel and Norway. Alberdale, which specializes in the media and technology industries, is also joint founder and manager of the First IsraTech Fund, an Israel-based high technology venture capital fund concentrating on life sciences.  Prior to the founding of Alberdale, Mr. Preston held senior management positions with several middle market and small capitalization companies, with particular strengths centered on operations and finance.  Prior to his managerial positions, Mr. Preston became Fellow of the Institute of Chartered Accountants in England and Wales while employed at PriceWaterhouse & Co. in England.  Additionally, Mr. Preston holds a graduate degree from Oxford University.

The directors named above will serve until the first annual meeting of the Company’s stockholders following completion of the share exchange transaction, or until their successors have been appointed.  Thereafter, directors will be elected for one-year terms at the annual stockholders’ meeting.  Officers will hold their positions at the pleasure of the board of directors, absent any employment agreement, of which none currently exists or is contemplated.  Except for the plan described herein to appoint new directors following completion of the share exchange transaction, there is no arrangement or understanding between any of the directors or officers of the Company and any other person pursuant to which any director or officer was or is to be selected as a director or officer, and there is no arrangement, plan or understanding as to whether non-management shareholders will exercise their voting rights to continue to elect the current directors to the Company’s board.   There are also no arrangements, agreements or understandings between non-management shareholders and management under which non-management shareholders may directly or indirectly participate in or influence the management of the Company’s affairs.

SECURITY OWNERSHIP OF CERTAIN

CURRENT BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of the date of this Schedule, stock ownership of each executive officer and director of Budgethotels Network, Inc., of all executive officers and directors of Budgethotels Network, Inc., as a group, and of each person known by Budgethotels Network, Inc., to be a beneficial owner of 5% or more of its Common Stock.  The table also sets forth the anticipated stock ownership of each executive officer, each person who is expected to be appointed as a director of the Company, and each person who is expected to be a beneficial owner of 5% or more of the Company’s common stock following completion of the share exchange transaction with Edentify.  Except as otherwise noted, each person listed below is the sole beneficial owner of the shares and has sole investment and voting power as to such shares.  No person listed below has any options, warrant or other right to acquire additional securities of Budgethotels Network, Inc., except as may be otherwise noted.

Name and Address	Number of Shares Beneficially Owned Before Closing Under Agreement for Share Exchange	Percent of Class Before Closing Under Agreement for Share Exchange	Number of Shares Beneficially Owned After Closing Under Agreement for Share Exchange	Percent of Class After Closing Under Agreement for Share Exchange
William P. McLaws (1) 2202-1020 Hornby Street Vancouver, B.C. V6E 4R1	4,000,000	13.8%	400,000	1.7%
Robert L. Chalmers (1) 505-1755 Robson Street Vancouver,B.C. V6G 3B7	0	0	0	0
Terence DeFranco (2) 108 Saucon View Drive Bethleham, PA 18018	0	0	7,988,418	32.6%
Michael D. Preston (2) 220 Sickletown Road Orangeburg, NY 10962	0	0	0	0
Michael Jones 233 Palmer Hill Road Old Greenwich, CT 06870	2,000,000	6.9%	200,000.8%
All Current Officers and Directors as a Group (2 in Number)	4,000,000	13.8%	400,000	1.7%

 (1)

The person listed is currently an officer, a director, or both, of the Company.

(2)

The person listed is nominated to become an officer, a director, or both, of the Company following completion of the share exchange transaction.

EXECUTIVE COMPENSATION OF CURRENT MANAGEMENT

No compensation was paid during Fiscal 2003 or Fiscal 2004 to any of the officers or directors of the Company to the extent that they were compensated in excess of $60,000.

The Company has no written employment agreements with any of its officers or directors.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Terms of Transaction

The Company has entered into a Share Exchange Agreement with Edentify dated March 29, 2005. Under the terms of this Agreement, the Company will acquire all of the issued and outstanding stock of Edentify in exchange for the issuance of 21,236,556 shares of its common stock.

Upon closing of the share exchange transaction, Edentify will become a wholly-owned subsidiary of the Company.  Edentify is primarily engaged in the business of developing identification and authentication technology solutions used commercially in the fight against identity theft and identity fraud.

Closing of the share exchange transaction will also result in a change in control of the Company.  As a condition precedent to Closing, the Company is required to complete a 10-for-1 reverse split of its currently issued and outstanding stock, thereby reducing the number of shares outstanding from 28,911,682 to approximately 2,891,168.  Following the reverse split, and upon completion of the share exchange transaction, the Company will have a total of approximately 24,077,728 shares issued and outstanding of which 21,236,556 shares, or approximately 88.2%, will be owned by persons who were previously shareholders of Edentify.

Upon closing of the share exchange transaction, all of the current officers and directors of the Company will resign, and persons designated by Edentify will be appointed as the officers and directors of the Company.

It is currently anticipated that the closing under the Agreement will be completed on or before May 2, 2005.

LEGAL PROCEEDINGS

The Company is not a party to any pending legal proceedings, and no such proceedings are known to be contemplated.  No director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than five percent (5%) of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.

*******

THIS INFORMATION STATEMENT IS PROVIDED TO YOU FOR INFORMATION PURPOSES ONLY.  NO ACTION ON YOUR PART IS SOUGHT OR REQUIRED.

March 30, 2005

4